EXHIBIT B.I.3(e) – BALANCE SHEET OF AROSUCO

AROSUCO AROMAS E SUCOS LTDA.	FINANCIAL STATEMENTS
BALANCE SHEET IN R$	BALANCE ON FEBRUARY 28, 2018(a)	SPUN-OFF PORTION (b)	BALANCES AFTER THE MERGER	SPUN-OFF PORTION
CURRENT ASSETS	2,759,938,545.40	97,912,207.34	2,857,850,752.74	97,912,207.34
Cash and Cash equivalents	7,206,742.90	-	7,206,472.90	-
Accounts Receivable	758,423,881.02	-	758,423,881.02	-
Inventory	121,966,400.74	117,096,990.68	239,063,391.42	117,096,990.68
Indirect Taxes Recoverable	2,359,139.30	2,115,107.71	4,474,247.01	2,115,107.71
Other Taxes Recoverable	7,098,533.79	-	7,098,533.79	-
Deferred Income Tax and Social Contribution	-	-	-	-
Other Assets	1,862,884,117.65	(21,299,891.05)	1,841,584,226.60	(21,299.891.05)
NONCURRENT ASSETS	1,857,814,535.43	169,603,122.06	2,027,417,657.49	213,309,886.80
NONCURRENT RECEIVABLES	11,601,424.81	2,063,740.14	13,665,164.95	2,063,740.14
Financial Investments	136,143.42	-	136,143.42	-
Derivative Financial Instruments	-	-	-	-
Other Recoverable Taxes	5,206,958.20	1,791,279.08	6,998,237.28	1,791,279.08
Deferred Income Tax and Social Contribution	-	-	-	-
Other Assets	6,258,323.19	272,461.06	6,530,784.25	272,461.06
INVESTMENTS	1,327,954,041.42	(43,706,764.74)	1,284,247,276.68	-
PROPERTY, PLANT AND EQUIPMENT	237,080,005.24	188,536,257.76	425,616,263.00	188,536,257.76
INTANGIBLE ASSETS	131,945.16	22,709,888.90	22,841,834.06	22,709,888.90
GOODWILL	281,047,118.80	-	281,047,118.80	-
TOTAL ASSETS	4,617,753,080.83	267,515,329.40	4,885,268,410.22	311,222,094.14
CURRENT LIABILITIES	427,432,488.43	267,434,751.34	694,867,239.77	267,434,751.34
Accounts Payable	161,698,127.20	-	161,698,127.20	-
Salaries and Charges	5,551,846.02	49,780,213.43	55,332,059.45	49,780,213.43
Dividend and Interest on Owners’ Equity	0.38	-	0.38	-
Indirect Taxes Payable	255,174,424.60	136,472,174.73	391,646,599.33	136,472,174.73
Other Liabilities	4,601,909.00	59,945,416.72	64,547,325.72	59,945,416.72
Provisions	406,181,23	21,236,946.46	21,643,127.69	21,236,946.46
NONCURRENT LIABILITIES	4,496,108.67	80,578.06	4,576,686.73	80,578.06
Accounts Payable	524.42	-	524.42	-
Loans and Financing	-	-	-	-
Contributions, Fees and Taxes Payable	3,264,325.46	-	3,264,325.46	-
Provisions	1,231,258.79	80,578.06	1,311,836.85	80,578.06
Other Liabilities	-	-	-	-
SHAREHOLDERS’ EQUITY	4,185,824,483.73	-	4,185,824,483.73	43,706,764.74
TOTAL LIABILITIES	4,617,753,080.83	267,515,329.40	4,885,268,410.23	311,222,094.14

(a) Balance related to Arosuco prior to the merger of the spun-off portion of CRBS.

(b) Event of merger of the spun-off portion of CRBS, as per the Valuation Report AP-00222/18-01.